Mail Stop 4628

                                                          June 21, 2019

Via E-Mail
Peter Hovenier
Chief Financial Officer
Boingo Wireless, Inc.
10960 Wilshire Blvd., 23rd Floor
Los Angeles, CA 90024

       Re:    Boingo Wireless, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2018 Filed March 1, 2019
              File No. 1-35155

Dear Mr. Hovenier:

        We refer you to our comment letter dated May 29, 2019 regarding business contacts with
Syria, Sudan and North Korea. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                          Sincerely,

                                                          /s/ Cecilia Blye

                                                          Cecilia Blye, Chief
                                                          Office of Global
Security Risk

cc:    Larry Spirgel
       Assistant Director